Exhibit 17.5

Baruch Kfir

December 25, 2016

Emerald Medical Applications Corp.
Attention: Board of Directors

Ladies and Gentlemen:

I would like to submit my resignation as a member of the Board of Directors, effective immediately. The reason for my resignation is for personal reasons.

Sincerely,

Baruch Kfir